

January 26, 2015

Via E-mail
Dong Gu Kang
President and Chief Executive Officer
Aureus Incorporated
200 South Virginia, Suite 800
Reno Nevada, 89501

      Re: Aureus Incorporated
                Amendment No. 2 to Registration Statement on Form S-1
                Filed January 14, 2015
                File No. 333-200114

Dear Mr. Kang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note from your response to comment 1 that the shares were issued on December 23, 2014. We also note your statements that the 2,430,000 shares in the private placement to the 34 shareholders were purchased between July 25, 2014 and September 12, 2014. It appears that you did not issue the 2,430,000 shares when you received the payment for those shares with the subscription agreements. Please disclose why those shares were not issued when the offering of those shares was terminated. Additionally, as previously requested provide us with an analysis of why the offering should not be characterized as a primary offering by the company. It is unclear how you determined that this offering is a valid secondary offering rather than a primary offering. Please provide us with your detailed analysis.

Selling Shareholders, page 16

2.   We reissue prior comment 6. It appears you continue to omit the identification of the footnotes from the table. Please revise your table to include the footnotes following the table, as previously requested.

Directors, Executive Officers…, page 23

3.   Your revised disclosure does not appear to address clearly prior comment 8; therefore, we reissue the comment. Please discuss clearly the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Liquidity and Capital Resources, page 36

4.   We reissue prior comment 10. Given your liquidity requirements on both a short-term (12 months) and long-term basis, please describe clearly the course of action you propose to take or have taken to remedy such deficiency.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Dong Gu Kang
Aureus Incorporated
January 26, 2015
Page 3

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Joseph I. Emas, Esq.